UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A

Date of Report (Date of earliest event reported): March 8, 2022

Collectable Sports Assets, LLC

(Exact name of issuer as specified in its charter)

Delaware	84-4533006
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

333 Westchester Avenue

Suite W2100
White Plains, New York 10604

(Full Mailing Address of Principal Executive Offices)

Registrant’s telephone number, including area code: (914) 372-7337

Title of each class of securities issued pursuant to Regulation A to which this Form applies:

#1952MANTLEBERKROSSPSA8; #1952MAYSBERKROSSPSA9; #1954BOWMANMAYSPSA9; #1959TOPPSBASEBALLSET; #AARONJUDGESUPERFRACTORBGS9.5; #AMAREGARNETTMCGRADYTRIPLELOGOMAN; #ANTHONYDAVISLAKERSKOBEBRYANTPATCHJERSEY; #BABERUTH1917COLLINSMCCARTHYSGC2; #BABERUTHBOWSOUTPHOTO; #BANKS68&69TOPPSPSA10BASKET; #BOBBYORRBRUINSJERSEY; #BRADYDEBUTTICKET; #CHARLESBARKLEYSUNSJERSEY; #CRISTIANORONALDORC1OF1; #CYYOUNG1910E98REDPSA10; #DAVEBINGSIGNED50GREATESTNBAPLAYERSLITHOGRAPH; #DEVINBOOKERBELEGENDARYSNEAKERS; #DIRKNOWITZKIJERSEY; #DONOVANMITCHELLSNEAKERS16GAMES2018-19; #DUNCANPARKERGINOBILITRIPLELOGOMAN; #EMBIIDFIRST50POINTGAMEJERSEY; #GARNETTSTOUDEMIREDUALLOGOMAN; #GARNETTSTPATRICKSDAYCELTICSJERSEY; #GIANNISFIRSTMVPSEASONSHOES; #GRIFFEY89UPPERDECKSGCGOLD; #HAKEEMOLAJUWON96-97ROADJERSEY; #IMKEVINDURANTWARRIORSJERSEY; #IVERSONMVPJERSEY; #JACKIEROBINSON1950BOWMANPSA9; #JAMESHARDENNIPSEYHUSTLESNEAKERS; #JETERYANKEEPINSTRIPESJERSEY2006; #JORDAN98PLAYOFFBULLSSIGNEDJERSEY; #JORDANFINALGAMEWARMUPSHIRT; #JORDANLASTDANCESNEAKERS; #JORDANLEBRONSPXDUALFORCES; #JORDANMAGICDUALJERSEYAUTOSBGS9; #KAREEMPOINTSRECORDBALL; #KARLMALONE1992JAZZJERSEY; #KAWHIFLAWLESSRAINBOW; #KOBE1997AIRBALLGAMEUSEDSHOES; #KOBEBLACKHISTORYMONTHFINALSEASONSHOES; #KOBEBRYANT2001WARMUPJACKET; #KOBEBRYANTFINALASGBALL; #KOBEFINALGAMEVSTORONTOSNEAKERS; #KOBEFINALSEASONSNEAKERSVSDENVER; #KOBELEBRONJORDANMAGICQUADAUTO; #KRAKEN6COLLECTION; #KYRIEIRVINGNETSDEBUTSNEAKERS; #LAMARJACKSONNTMIDNIGHTRPAPSA10;

#LAMELOBALLYOUNGESTTRIPLEDOUBLENBAHISTORYJERSEY; #LEBRON07-08CAVSJERSEY; #LEBRON2017ECFCAVSJERSEY; #LEBRON2019LAKERSCHAMPIONSHIPYEARSNEAKERS; #LEBRONEXESSENTIALCREDENTIALSBGS9.5; #LEBRONEXQUISITEBASKET; #LEBRONJAMES2010WARMUPSHIRT; #LEBRONMCGRADYLOGOMAN; #LEBRONMIAMIECF2013JERSEY; #LINSANITYKNICKSJERSEY; #LONZOBALLUCLAJERSEY; #LOUGEHRIGRCPHOTO; #LUKADONCIC2021PLAYOFFSSNEAKERS; #LUKADONCICGUROOKIESNEAKERS; #MANTLE1960TOPPS9; #MANTLE1963PSA9; #MANTLE52TOPPSPSA7; #MARINO1984ROOKIECARDBGS10BASKET; #MAYS1957LADDERBASKET; #MAYS1969TOPPSPSA10; #MESSIMEGACRACKSBGS9.5BASKET; #MICHAELJORDANFINALGAMESHORTS; #NAMATHRCPHOTO; #NOLANRYAN1968MILTONBRADLEYPSA9; #NTBBALLWAXBUNDLE; #OSCARROBERTSONCINCINNATIROYALSJERSEY; #PAULMOLITOR1978TOPPSPSA10; #PAULPIERCE05ASGSNEAKERS; #PAULPIERCE09ASGJERSEY; #PAULPIERCE2012ASGJERSEY; #REGGIEJACKSON1969A’SJERSEY; #RONALDO2002PANINIFUTEBOLSTICKERSPSA10; #RONALDO2003PANINIMEGACRAQUESPSA10; #SANDYKOUFAX1956TOPPSGRAYBACKPSA9; #SATCHELPAIGE1949BOWMANSGC8; #SCOTTIEPIPPENLASTDANCESNEAKERS; #SHAQRCPSA10BASKET; #TIMDUNCANSPURSJERSEY; #TRAEYOUNGFIRSTCAREERSTARTJERSEY; #TRAEYOUNGSNEAKERS43PTGAME; #TRAEYOUNGSUMMERLEAGUEJERSEY; #TROUT09BOWMANREDREFRACTORBGS9.5; #TROUTGLOVE; #VLADJR16BOWMANREDREFRACTORBGS9.5; #WARRENSPAHN1948LEAFPSA9; #WILTCHAMBERLAIN1961FLEERRCPSA9; #YAOMINGFINALGAMESNEAKERS

Item 9.	Other Events

Reference is made to the Consignment Agreements (each a “Consignment Agreement” and, collectively, the “Consignment Agreements”), which are filed as Exhibits 6.140, 6.142, 6.229, 6.230, 6.237, 6.244, 6.264, 6.266, 6.269, 6.278, 6.281, 6.289, 6.291, 6.292, 6.298, 6.299, 6.305, 6.312, 6.314, 6.317, 6.319, 6.320, 6.321, 6.322, 6.326, 6.327, 6.329, 6.330, 6.331, 6.333, 6.334 and 6.335 to the Offering Statement on Form 1-A of Collectable Sports Assets, LLC (the “Company”), as amended to date. As of March 8, 2022, each of the Consignment Agreements was formally amended to extend the consignment period through December 31, 2022. The amendments to the Consignment Agreements are filed as Exhibits 1.1 through 1.20 to this Current Report on Form U-1 and incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Consignment Extension Agreement dated as of March 8, 2022 amending Exhibit 6.320 to the Offering Statement (Certain confidential information contained in this Exhibit has been redacted pursuant to the Instruction to Item 17 of Form 1-A)

1.2	Consignment Extension Agreement dated as of March 8, 2022 amending Exhibit 6.322 to the Offering Statement (Document not filed because substantially identical to Exhibit 1.1)

1.3	Consignment Extension Agreement dated as of March 8, 2022 amending Exhibit 6.334 to the Offering Statement (Document not filed because substantially identical to Exhibit 1.1)

1.4	Consignment Extension Agreement dated as of March 8, 2022 amending Exhibit 6.335 to the Offering Statement (Document not filed because substantially identical to Exhibit 1.1)

1.5	Consignment Extension Agreement dated as of March 8, 2022 amending Exhibit 6.330 to the Offering Statement (Document not filed because substantially identical to Exhibit 1.1)

1.6	Consignment Extension Agreement dated as of March 8, 2022 amending Exhibit 6.333 to the Offering Statement (Document not filed because substantially identical to Exhibit 1.1)

1.7	Consignment Extension Agreement dated as of March 8, 2022 amending Exhibits 6.289 and 6.298 to the Offering Statement (Document not filed because substantially identical to Exhibit 1.1)

1.8	Consignment Extension Agreement dated as of March 8, 2022 amending Exhibit 6.299 to the Offering Statement (Document not filed because substantially identical to Exhibit 1.1)

1.9	Consignment Extension Agreement dated as of March 8, 2022 amending Exhibit 6.327 to the Offering Statement (Document not filed because substantially identical to Exhibit 1.1)

1.10	Consignment Extension Agreement dated as of March 8, 2022 amending Exhibits 6.142, 6.229 and 6.281 to the Offering Statement (Document not filed because substantially identical to Exhibit 1.1)

1.11	Consignment Extension Agreement dated as of March 8, 2022 amending Exhibits 6.305 and 6.319 to the Offering Statement (Document not filed because substantially identical to Exhibit 1.1)

1.12	Consignment Extension Agreement dated as of March 8, 2022 amending Exhibit 6.321 to the Offering Statement (Document not filed because substantially identical to Exhibit 1.1)

1.13	Consignment Extension Agreement dated as of March 8, 2022 amending Exhibits 6.244 and 6.326 to the Offering Statement (Document not filed because substantially identical to Exhibit 1.1)

1.14	Consignment Extension Agreement dated as of March 8, 2022 amending Exhibit 6.278 to the Offering Statement (Document not filed because substantially identical to Exhibit 1.1)

1.15	Consignment Extension Agreement dated as of March 8, 2022 amending Exhibit 6.237 to the Offering Statement (Document not filed because substantially identical to Exhibit 1.1)

1.16	Consignment Extension Agreement dated as of March 8, 2022 amending Exhibit 6.314 to the Offering Statement (Document not filed because substantially identical to Exhibit 1.1)

1.17	Consignment Extension Agreement dated as of March 8, 2022 amending Exhibit 6.329 to the Offering Statement (Document not filed because substantially identical to Exhibit 1.1)

1.18	Consignment Extension Agreement dated as of March 8, 2022 amending Exhibits 6.264 and 6.292 to the Offering Statement (Document not filed because substantially identical to Exhibit 1.1)

1.19	Consignment Extension Agreement dated as of March 8, 2022 amending Exhibits 6.266, 6.269 and 6.291 to the Offering Statement (Document not filed because substantially identical to Exhibit 1.1)

1.20	Consignment Extension Agreement dated as of March 8, 2022 amending Exhibits 6.140, 6.230, 6.312, 6.317 and 6.331 to the Offering Statement (Document not filed because substantially identical to Exhibit 1.1)

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLLECTABLE SPORTS ASSETS, LLC

	By:	CS Asset Manager, its managing member

Date: March 14, 2022	By:	/s/ Jarod Winters
Chief Operating Officer